Cal Alta Auto Glass, Ltd.
                            #8 3927 Edmonton Trail NE
                         Calgary, Alberta, Canada T2E6T1


December 5, 2005

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE Mail Stop 3561
Washington, DC 20549


Re:      Cal Alta Auto Glass, Ltd.
         Registration Statement on Form 10SB, Amendment 3
         Filed October 3, 2005
         File No. 0-51227

Dear Mr. Reynolds,

Below please find the responses to you letter dated November 16, 2005.

1. Please reconcile the following:

         In this section you state" In late 1997, Cal Alta Auto Glass, divested of all of its auto glass operating assets to Pro Glass Technologies, Inc., a Calgary, Alberta Company with common ownership (our emphasis) and in Note 2 to the financial statements of the registrant's Consolidated Statements of Cash Flow for the three months ended March 31, 2005 you state: "In late 1997, Cal Alta Auto Glass, Ltd divested of moths of its operating assets to Pro Glass Industries, Inc., a Calgary, Alberta company with common ownership (our emphasis)." You made the same disclosure in Note 1of your December 31, 2004 financial statements. Please reconcile that, also.

         Also, please advise of the relationship of Pro Glass Industries, Inc., to Pro Glass Technologies, Inc. We may have further comment.

              Please see new SB and notes.

2. Please reconcile the following regarding whether the holding company is Cal Alta Auto Glass, Inc., or Cal Alta Auto Glass,
              Ltd..:

         In the first sentence of the eight paragraph of this section, you state "Due to the reverse merger, Cal Alta Auto Glass, Ltd., became the subsidiary holding company of Cal Alta Auto Glass, Inc."

         In the second sentence of the eleventh paragraph of this section, you state,"Cal Alta Auto Glass, Inc., of Nevada will be the consolidated parent holding company of the Canadian subsidiary and will comply with US regulations (our emphasis)."

              Please see new SB.

3. Reconcile the company's statement concerning "major clients..." on page 2 with the third paragraph on page 18.

              Modified statement, however; one is referencing supplies while the other is referencing customers.

4. Please revise the address of the SEC it is now 100 F Street NE, Washington, DC 20549

              Please see new SB.

5. Explain the reasons for the consequences to the company of the large and continuing bank overdrafts.

              Please see new disclosure.

6. Correct the first sentence under "Controls and Procedures".

              Please see new SB.

7. We reissue our previous comment 10 as we could not find any revision in MD&A with respect to this comment.

              Please see new SB.

8. Revise the second paragraph on page 7 to state that you had a higher "gross profit percentage" as opposed to "gross profit." It appears you accidentally left off the word percentage in your discussion of the gross profit percentage increases.

              Please see new SB.

9. In the first complete paragraph on page 12 revise to clarify that you are discussing March 31, 2005 balances. Also, the $32,000 accounts receivable balance that is disclosed in this paragraph appears to relate to the December 31, 2004. Please revise accordingly.

              Please see new SB.

10. Please ensure that you comply fully with Item 401(a)(4), including but not limited to Mr. Aiello's relationship to Westcan AutoGlass Supplies.

              Please see new SB.

11. You have not disclosed any conflicts of interest. It is necessary to disclose all potential conflicts of interest, for example, Mr. Aiello's ownership of Westcan AutoGlass Suppliers.

              Please see new SB.

12. Loans and obligations to or from related parties should include, for each obligation at each of the dates mentioned, the terms or repayment and interest rates on balances.

              Please see new SB.

13. Clarify whether or not purchases from Westcan AutoGlass Supplies have been for the past two years on terms at least favorable as the company could have been obtained from unrelated parties.

              Please see new SB.

14. At the end of the first paragraph of this section explain the relationship of Cal Alta Auto Glass, Ltd., to Cal Alta Auto Glass, Inc.

              Please see new SB.

15. Specifically disclose in this section the terms if the issuance of $37,581 in notes to related parties in 2004 and $110,093 in 2005.

              Please see new SB.

16. Revise to re-include the audit report for the audited financial statements as of December 31, 2004 dated March 4, 2005.

              Please see new SB.

17. The December 31, 2004 financial statements and footnotes included in this Form are identical to those included in the from 10SB filed on March 29, 2005. Please revise to include amended financial statements and the notes in response to our previous comment letters dated May 6, 2005 and June 30, 2005 and our current comments. Note 2 to the interim financial statements also include the un-revised disclosures that were included in the Form 10SB filed previous to our comment letter dated May 6, 2005. Please revise note 2 to the interim financial statements accordingly.

              Please see new SB.

18. We reissue our previous comments 15, 17, 18, 19 and 20. We also reissue our previous comment 4 as is related to the notes in the financial statements.

              Please see new SB.

19. Please note that, in the future, when you wish to incorporate by reference an exhibit from another filing, it is necessary to stated in the Index to Exhibits that you are "incorporating by reference" the exhibit. See Rule 411 ( C ) of Regulation C of the Securities Act of 1933.

              Please see new SB.

20. Exhibit 2.1 to this registration statement was merely an addendum following the signatures of the Form 8K of Pro Glass Technologies, Inc., filed September 24, 2002 and included in the NanoSignal Corp. company folder on EDGAR. Therefore, since it was not filed as an exhibit, it is necessary to refile it as an exhibit to this registration statement.

              Please see new SB.

21. Revise the list of exhibits to include the correct title of exhibit 2.1.

              Please see new SB.

22. Revise to provide the reasons for the changes in cash provided by operating activities when comparing the quarter ending March 31, 2005 to March 31, 2004.

              See new QSBA.

23. Revise to provide headings that name the various financial statements.

              Please see new financial statements in QSBA.

24. Revise to explain how "seasonality of the auto glass replacement industry" has affected accounts receivable.

              See new QSBA.

25. Revise to provide the underlying reasons for the changes in advertising expenses when comparing the three months ending September 30, 2005 to 2004.

              See new QSBA.
26. Revise to provide the underlying reasons for the changes in administrative expenses and salaries and wages when comparing the nine months ended September 30, 2005 to 2004. Also, revise the From 10QSB as of June 30, 2005 to address the same comment.

              See new QSBA.

27. Revise MD&A, the financial statements and notes thereto to conform to the requested changes to the Form 10QSB as applicable.

              See new QSBA.

Thank you,

/s/ Frank Aiello
Frank Aiello
President